SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.    )*

MTC Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title and Class of Securities)

55377A 10 6

(CUSIP Number)

Rajesh K. Soin

c/o MTC Technologies, Inc.

4032 Linden Avenue

Dayton, Ohio 45432

Telephone: (937) 252-9199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 55377A 10 6	Schedule 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rivas Enterprises Limited Partnership III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 1,102,887 (See Item 4) 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 1,102,887 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102,887 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 55377A 10 6	Schedule 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vimol, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 1,102,887 (See Item 4) 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 1,102,887 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102,887 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 55377A 10 6	Schedule 13D	Page 4 of 8 Pages

Item 1. Security and Issuer.

This Schedule relates to the common stock (“Common Stock”) of MTC Technologies, Inc. (the “Issuer”), a Delaware corporation, whose principal executive offices are located at 4032 Linden Avenue, Dayton, Ohio 45432.

Item 2. Identity and Background.

(a) - (c). This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Rivas Enterprises Limited Partnership III (the “Limited Partnership”), an Ohio limited partnership; and (ii) Vimol, LLC (the “LLC”), an Ohio limited liability company, as the sole general partner of the Limited Partnership. The Limited Partnership and the LLC are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated January 9, 2005, a copy of which is filed with the Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this schedule jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The address of each of the Reporting Persons is c/o Rajesh K. Soin, MTC Technologies, Inc., 4032 Linden Avenue, Dayton, OH 45432.

(d) During the last five years, neither Reporting Person nor the managing member of the LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Reporting Person nor the managing member of the LLC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) finding a violation with respect to such laws.

(f) Each of the Reporting Persons has been organized under the laws of the State of Ohio.

Item 3. Source and Amount of Funds or Other Consideration.

The Limited Partnership acquired beneficial ownership of 1,102,887 shares of Common Stock when Rajesh K. Soin (“Mr. Soin”) gifted 941,982 shares of Common Stock and Indu Soin (“Mrs. Soin”), the spouse of Mr. Soin, gifted 160,905 shares of Common Stock to the Limited Partnership on December 28, 2005. The Limited Partnership has shared voting and investment power with respect to the shares. The LLC is the sole general partner of the Limited Partnership and as such exercises such voting and investment power on behalf of the LLC with respect to such shares. Mr. Soin is the managing member of the LLC.

CUSIP No. 55377A 10 6	Schedule 13D	Page 5 of 8 Pages

Item 4. Purpose of Transaction.

As described in Item 3 above, Mr. Soin and Mrs. Soin concurrently gifted an aggregate of 1,102,887 shares of Common Stock to the Limited Partnership on December 28, 2005. Mr. Soin and Mrs. Soin established the Limited Partnership for personal and estate tax planning purposes. Under the Agreement of Limited Partnership establishing the Limited Partnership, the LLC, as managing member of the Limited Partnership, has the authority to exercise the shared voting and investment power of the Limited Partnership over the 1,102,887 shares. Mr. Soin serves as the managing member of the LLC and thus exercises such voting and investment power on behalf of the LLC with respect to the shares owned by the Limited Partnership. As the sole general partner of the Limited Partnership, the LLC may be deemed to have shared voting and investment power with the Limited Partnership over the 1,102,887 shares.

As Chairman of the Board and Director of the Issuer, Mr. Soin regularly explores potential actions and transactions that may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividend policy, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer.

Except as noted in public filings by the Issuer, neither of the Reporting Persons nor the managing member of the LLC is aware of any plans or proposals which it may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated.

CUSIP No. 55377A 10 6	Schedule 13D	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b). The Reporting Persons beneficially owned an aggregate 1,102,887 shares of Common Stock as of December 28, 2005, constituting approximately 7.0% of the 15,760,848 shares of Common Stock outstanding as of December 28, 2005. All such Common Stock is held by the Limited Partnership and may be deemed beneficially owned by the Limited Partnership, the LLC and Mr. Soin, as managing member of the LLC. Mr. Soin, as managing member of the LLC, has shared dispositive and voting power over such shares and reports such shares as beneficially owned by him in schedules required by Section 13 of the Securities Exchange Act of 1934.

(c) Except as set forth below, the Reporting Person has not effected any transactions in Common Stock in the last sixty days.

On December 28, 2005, Mr. Soin gifted 941,982 shares of Common Stock to the Limited Partnership and Mrs. Soin gifted 160,905 shares of Common Stock to the Limited Partnership.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 55377A 10 6	Schedule 13D	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither Reporting Person is a party to any contracts, arrangements, understandings or relationships of the nature described by Item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed As Exhibits.

Exhibit 99.1 Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 99.2 Power of Attorney for Rivas Enterprises Limited Partnership III

Exhibit 99.3 Power of Attorney for Vimol, LLC

CUSIP No. 55377A 10 6	Schedule 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2006

Rivas Enterprises Limited Partnership III

By:	/s/ Bruce A. Teeters
Bruce A. Teeters
Attorney-in-Fact for Rivas Limited Partnership III

Vimol, LLC

By:	/s/ Bruce A. Teeters
Bruce A. Teeters
Attorney-in-Fact for Vimol, LLC

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D

99.2	Power of Attorney for Rivas Enterprises Limited Partnership III

99.3	Power of Attorney for Vimol, LLC